UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Viking Systems, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

92685Q200

(CUSIP Number)

J. Winder Hughes

c/o Hughes Capital Investors, LLC

24 La Vista Drive

Ponte Vedra, FL 32082

(904) 612-4452

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons:

Hughes Capital Investors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)

a) ☒

b) ☐

3	SEC use only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6	Citizenship Or Place Of Organization

Delaware

7	Sole Voting Power

0 (1)

8	Shared Voting Power

4,965,269 (1), (2)

9	Sole Dispositive Power

0 (1)

10	Shared Dispositive Power

4,965,269 (1), (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,965,269 (1), (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)

6.84% of the issued and outstanding common stock of the Issuer, based upon 72,554,620 shares of common stock issued and outstanding of the Issuer as of August 13, 2012, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed August 20, 2012.

14	Type of Reporting Person (See Instructions)

OO

1	Name of Reporting Persons:

The Focus Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)

a) ☒

b) ☐

3	SEC use only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6	Citizenship Or Place Of Organization

Delaware

7	Sole Voting Power

0 (1)

8	Shared Voting Power

4,965,269 (1), (2)

9	Sole Dispositive Power

0 (1)

10	Shared Dispositive Power

4,965,269 (1), (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,965,269 (1), (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)

6.84% of the issued and outstanding common stock of the Issuer, based upon 72,554,620 shares of common stock issued and outstanding of the Issuer as of August 13, 2012, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed August 20, 2012.

14	Type of Reporting Person (See Instructions)

PN

1	Name of Reporting Persons:

J. Winder Hughes

2	Check the Appropriate Box if a Member of a Group (See Instructions)

a) ☒

b) ☐

3	SEC use only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6	Citizenship Or Place Of Organization

United States of America

7	Sole Voting Power

0 (1)

8	Shared Voting Power

4,965,269 (1), (2)

9	Sole Dispositive Power

0 (1)

10	Shared Dispositive Power

4,965,269 (1), (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,965,269 (1), (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)

6.84% of the issued and outstanding common stock of the Issuer, based upon 72,554,620 shares of common stock issued and outstanding of the Issuer as of August 13, 2012, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed August 20, 2012.

14	Type of Reporting Person (See Instructions)

IN

(1)	This is a joint filing by Hughes Capital Investors, LLC, The Focus Fund, L.P. and J. Winder Hughes (collectively, the “Reporting Persons”). Hughes Capital, LLC and Mr. Hughes share voting and investment power over 14,775 shares of the common stock of the Issuer owned by Hughes Capital, LLC and 4,950,494 shares of common stock of the Issuer owned by The Focus Fund, L.P.

(2)	Represents 4,965,269 shares of common stock of the Issuer controlled by the Reporting Persons, that as a result of the Reporting Persons’ entry into a tender and voting agreement dated August 13, 2012 with CONMED Corporation and Arrow Merger Corporation (as set forth in further detail in Item 6), the Reporting Persons and CONMED Corporation may now be deemed to share voting and dispositive power with respect to the 4,965,269 shares of common stock controlled by the Reporting Persons.

Item 1.   Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value, of Viking Systems, Inc (the “Issuer”), whose principal place of business is located at 134 Flanders Road, Westborough, MA 01581.

Item 2.   Identity and Background.

(a)	This is a joint filing on Schedule 13D by Hughes Capital Investors, LLC, a Delaware limited liability company (“Hughes Capital”), The Focus Fund, L.P., a Delaware limited partnership (“Focus Fund”), and J. Winder Hughes, a citizen of the United States of America (“Mr. Hughes”). Hughes Capital, Focus Fund, and Mr. Hughes are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.” Mr. Hughes is the managing member of Hughes Capital and consequently has voting control and investment discretion over securities held by Hughes Capital. Hughes Capital is the general partner of Focus Fund and consequently has voting control and investment discretion over securities held by Focus Fund. The Reporting Persons share voting and investment power over 14,775 shares of the common stock of the Issuer owned by Hughes Capital, and 4,950,494 shares of common stock of the Issuer owned by Focus Fund.

(b)

The principal business address for each Reporting Person is as follows:

Hughes Capital Investors, LLC

24 La Vista Drive

Ponte Vedra, FL 32082

The Focus Fund, L.P.

c/o Hughes Capital Investors, LLC

24 La Vista Drive

Ponte Vedra, FL 32082

J. Winder Hughes

c/o Hughes Capital Investors, LLC

24 La Vista Drive

Ponte Vedra, FL 32082

(c)	Mr. Hughes is the managing member of Hughes Capital. The address of Hughes Capital is 24 La Vista Drive, Ponte Vedra, FL 32082. The principal business of Hughes Capital is to invest in securities and to manage funds under its control. The principal business of Focus Fund is to invest in securities.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hughes is a citizen of the United States of America.

Item 3.   Source and Amount of Funds and Other Consideration.

The Reporting Persons did not use any funds to purchase the common stock reported as beneficially owned in Item 5(c). The shares of common stock were acquired pursuant to a cashless exercise mechanism in Warrant No. 2008-3 and Warrant No. 2008-18 held by Focus Fund, and pursuant to a cashless exercise mechanism in Warrant No. 0007 held by Hughes Capital. Focus Fund and Hughes Capital, respectively, exercised the warrants with respect to the maximum number of shares purchasable pursuant to the cashless exercise mechanism in the warrants and agreed to cancel such other number of warrant shares as necessary.

In connection with Focus Fund’s election of a cashless exercise of Warrant No. 2008-3 on September 12, 2012 for the purchase of 1,400,004 shares of common stock at a exercise price of $0.18 and a conversion price of $0.0865 per share, 945,594 warrant shares were tendered to the Issuer as consideration for the warrant exercise, resulting in a net issuance of 454,410 shares of common stock after the cashless exercise of such warrant.

In connection with Focus Fund’s election of a cashless exercise of Warrant No. 2008-18 on September 12, 2012 for the purchase of 604,120 shares of common stock at a exercise price of $0.18 and a conversion price of $0.0865 per share, 408,036 warrant shares were tendered to the Issuer as consideration for the warrant exercise, resulting in a net issuance of 196,084 shares of common stock after the cashless exercise of such warrant.

In connection with Hughes Capital’s election of a cashless exercise of Warrant No. 0007 on September 12, 2012 for the purchase of 240,000 shares of common stock at a exercise price of $0.25 and a conversion price of $0.0164 per share, 225,225 warrant shares were tendered to the Issuer as consideration for the warrant exercise, resulting in a net issuance of 14,775 shares of common stock after the cashless exercise of such warrant.

The Reporting Persons acquired the shares of common stock for general investment purposes.

Item 4.   Purpose of Transaction.

The securities referred to in this Schedule have been acquired for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Focus Fund and Hughes Capital acquired the securities in the ordinary course of business and each is holding the securities for the benefit of its investors. The Reporting Persons evaluate their respective investments in the shares on a continual basis. Focus Fund’s exercises of the warrants were made prior to the warrants’ January 3, 2013 expiration, and Hughes Capital’s exercise of the warrant was made prior to the warrant’s May 10, 2016 expiration.

In addition to the actions described above, the Reporting Person may also pursue other alternatives available in order to maximize the value of its investments in the Issuer. Such alternatives could include, without limitation: (a) the purchase of additional common stock in the open market, in privately negotiated transactions or otherwise, and (b) the sale of all or a portion of the common stock now owned or hereafter acquired by the Reporting Persons.

Except as otherwise set forth in this Schedule, including but not limited to the information set forth in Item 6 regarding the Tender and Voting Agreement, the Reporting Persons have no present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a), (b)	As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Hughes Capital and Mr. Hughes each beneficially own 4,965,269 shares of common stock of the Issuer, representing approximately 6.84% of the outstanding shares. Focus Fund directly owns 4,950,494 shares of common stock, representing approximately 6.82% of the outstanding shares. Hughes Capital directly owns 14,775 shares of common stock and indirectly owns 4,950,494 shares of common stock because it serves as the general partner of Focus Fund and consequently has voting control and investment discretion over securities held by Focus Fund, which directly owns 4,950,494 shares of common stock. Mr. Hughes does not directly own any shares of common stock but indirectly owns 4,965,269 shares of common stock in his capacity as managing member of Hughes Capital and consequently has voting control and investment discretion over securities held by Hughes Capital, which beneficially owns 4,965,269 shares of common stock of the Issuer. Further, as a result of the Tender and Voting Agreement, the Reporting Persons and Parent may now be deemed to share voting and dispositive power with respect to the 4,965,269 shares of common stock controlled by the Reporting Persons.

(c)

The Reporting Persons have engaged in the following transactions in the Issuer’s common stock during the last 60 days:

On September 12, 2012, Focus Fund elected to do cashless exercise of Warrant No. 2008-3 for the purchase of 1,400,004 shares of common stock at a exercise price of $0.18 and a conversion price of $0.0865 per share, 945,594 warrant shares were tendered to the Issuer as consideration for the warrant exercise, resulting in a net issuance of 454,410 shares of common stock after the cashless exercise of such warrant.

On September 12, 2012, Focus Fund elected to do cashless exercise of Warrant No. 2008-18 for the purchase of 604,120 shares of common stock at a exercise price of $0.18 and a conversion price of $0.0865 per share, 408,036 warrant shares were tendered to the Issuer as consideration for the warrant exercise, resulting in a net issuance of 196,084 shares of common stock after the cashless exercise of such warrant.

On September 12, 2012, Hughes Capital elected to do cashless exercise of Warrant No. 0007 for the purchase of 240,000 shares of common stock at a exercise price of $0.25 and a conversion price of $0.0164 per share, 225,225 warrant shares were tendered to the Issuer as consideration for the warrant exercise, resulting in a net issuance of 14,775 shares of common stock after the cashless exercise of such warrant.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Schedule.

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Tender and Voting Agreement

On August 13, 2012, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with CONMED Corporation, a New York corporation (“Parent”), and Arrow Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”) pursuant to which Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Issuer’s common stock, par value $0.001 per share at a price of $0.27 per share of common stock in cash, net to the seller but subject to any required withholding taxes applicable to the seller (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer and the Merger Agreement. After the closing of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.

On August 13, 2012, as a condition and inducement to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, certain holders of shares of the Issuer, including Hughes Capital as the general partner of Focus Fund, entered into tender and voting agreements with Parent and Purchaser (the “Tender and Voting Agreement”), whereby each such holder, including Hughes Capital as the general partner of Focus Fund, agreed to tender into the Offer all of the shares of common stock of the Issuer that it beneficially owns and, if necessary, vote such shares of common stock in favor of the Merger Agreement at any stockholders’ meeting called for that purpose.

Pursuant to the Tender and Voting Agreement, Hughes Capital as the general partner of Focus Fund has irrevocably appointed Parent as proxy and attorney-in-fact (with full power of substitution) to vote the respective shares as to which Hughes Capital as the general partner of Focus Fund has voting power and in its name, place and stead, at any meeting of the stockholders of the Issuer, however called, and in any action by written consent of stockholders of the Issuer in a manner consistent with the Tender and Voting Agreement. Additionally, Hughes Capital as the general partner of Focus Fund has agreed to promptly (and, in any event, no later than the tenth business day following the commencement of the Offer) validly tender or cause to be validly tendered in the Offer, pursuant to and in accordance with the terms of the Offer and Rule 14d-2 under the Act, all of the shares owned by Hughes Capital as the general partner of Focus Fund on or prior to the tenth business day following the commencement of the Offer.

Shared dispositive power with respect to the 4,965,269 shares of common stock controlled as of record by Hughes Capital as the general partner of Focus Fund may be deemed to have been acquired through execution of the Tender and Voting Agreement.

A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule. A copy of the Tender and Voting Agreement is attached as Exhibit 2 to this Schedule. References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copy of the Merger Agreement and the copy of Tender and Voting Agreement included as Exhibit 1 and Exhibit 2, respectively, to this Schedule and which are incorporated herein in their entirety by this reference.

Agreement of Joint Filing

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any amendments thereto. A copy of such agreement is attached as Exhibit 3 to this Schedule and is incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits.

1	Agreement and Plan of Merger dated as of August 13, 2012, by and among Viking Systems, Inc., CONMED Corporation, and Arrow Merger Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Viking Systems, Inc. on August 14, 2012).

2	Tender and Voting Agreement, dated as of August 13, 2012, by and among CONMED Corporation, Arrow Merger Corporation and certain stockholders of Viking Systems, Inc. (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by CONMED Corporation on August 14, 2012).

3	Agreement of Joint Filing, dated September 13, 2012 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2012

HUGHES CAPITAL INVESTORS, LLC

By:	/s/ J. Winder Hughes
Name: J. Winder Hughes
Title: Managing Member

THE FOCUS FUND, L.P.

By:	HUGHES CAPITAL INVESTORS, LLC
its General Partner

/s/ J. Winder Hughes
Name: J. Winder Hughes
Title: Managing Member

J. Winder Hughes

/s/ J. Winder Hughes
J. Winder Hughes

Exhibit 3

AGREEMENT OF JOINT FILING

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 13, 2012.

HUGHES CAPITAL INVESTORS, LLC

By:	/s/ J. Winder Hughes
Name: J. Winder Hughes
Title: Managing Member

THE FOCUS FUND, L.P.

By:	HUGHES CAPITAL INVESTORS, LLC
its General Partner

/s/ J. Winder Hughes
Name: J. Winder Hughes
Title: Managing Member

J. Winder Hughes

/s/ J. Winder Hughes
J. Winder Hughes